Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP REPORTS 2021 DRILLING AT TLP MINE HITS MULTIPLE HIGH-GRADE SILVER AND GOLD ZONES

VANCOUVER, British Columbia – January 27, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report additional high-grade intercepts from its 2021 exploration program at the TLP mine. Extensive exploration drilling and tunneling are ongoing at the TLP mine and all other mines in the Ying Mining District, Henan Province, China.

From June 1 to December 31, 2021, 43,573 metres (“m”) from a total of 276 diamond drill holes, including 218 underground holes and 58 surface holes, were completed at the TLP mine. Assay results for 270 holes have been received, with 202 holes intercepting mineralization. The Company also received assay results for 35 holes pending from the previous drilling program at the TLP mine from October 1, 2020 to May 31, 2021 disclosed in the Company’s news release dated June 1, 2021. Currently, there are 13 rigs drilling at the TLP mine.

The strategy of the drilling program is fourfold: 1) drill above or beneath the stopes that were previously mined but stopped due to more variation in grades, thickness and attitudes of the vein structures than previously modeled to easily obtain ore; 2) drill for high-grade silver-lead-zinc veins within the resource area; 3) drill for silver-lead-zinc veins in the resource area at higher elevations near the surface where there are limited drill holes from previous drilling programs; and 4) drill for high-grade silver-lead-zinc veins at the northwest side of the resource area to expand the resources.

Drilling Above or Beneath Previously Mined Stopes

Most holes drilled during the period targeted blocks of known silver-lead-zinc veins in production areas that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The high-grade intercepts are mainly associated with the southwest-striking T15 series, T16 series, T17W, T11, T20, T21, T30, T3 series, T4 series, T5 series, T1, and T2, and the north-northwest-striking T14 series, T22, T28, and T31 series. Drilling discovered additional splay and parallel vein structures T16E3, T4E, T4W, T5E2, and T5a. This drilling has resulted in a significant amount of upgraded resources for near-term mine planning and production. Since access tunnels are already in place, the upgraded high-grade resource blocks can quickly be converted to reserves and mined.

Highlights of the high-grade intercepts at the TLP mine:

  Underground hole ZKG0712 intersected a 1.36 m interval (1.03 m true width) of vein T11 grading 2,042 grams per tonne (“g/t”) silver (“Ag”), 36.86% lead (“Pb”), 6.73% zinc (“Zn”), 0.43 g/t gold (“Au”), and 0.83% copper (“Cu”) from 211.32 m depth, at an elevation of 632 m;

  Underground hole ZKG4T1601 intersected a 4.03 m interval (2.27 m true width) of vein T16 grading 1,003 g/t Ag, 8.93% Pb, 0.83% Zn, 0.16 g/t Au, and 0.10% Cu from 79.56 m depth, at an elevation of 762 m;

  Underground hole ZKG0305 intersected a 1.11 m interval (1.11 m true width) of vein T15W grading 1,597 g/t Ag, 14.71% Pb, 0.39% Zn, 0.08 g/t Au, and 0.41% Cu from 44.89 m depth, at an elevation of 782 m;

  Underground hole ZKT0210 intersected a 3.59 m interval (3.57 m true width) of vein T3 grading 581 g/t Ag, 8.83% Pb, 0.63% Zn, 0.05 g/t Au, and 0.05% Cu from 250.35 m depth, at an elevation of 787 m; and

  Underground hole ZKG0832 intersected a 1.40 m interval (0.95 m true width) of vein T15W grading 994 g/t Ag, 29.33% Pb, 0.77% Zn, 0.05 g/t Au, and 0.11% Cu from 70.64 m depth, at an elevation of 810 m.

Drilling Silver-Lead-Zinc Veins within the Resource Area Intersected Unexpected High-Grade Gold Veins

Drilling intersected two types of gold mineralization in gold-silver-lead-zinc veins and gold veins, respectively. The former is thought to be formed by gold mineralization in the vein structures which was then overprinted by silver-lead-zinc mineralization with quartz-sericite alteration. Most of this type of gold mineralization occurs at elevations between 700 m and 760 m. The latter mineralization is predominantly composed of gold with no or low silver-lead-zinc mineralization in shear structures associated with quartz-ankerite alteration at higher elevations above 830 m.

Highlights of the high-grade gold and gold-silver-lead-zinc intercepts within the TLP resource area:

  Surface hole ZKTDB3504 intersected a 1.46 m interval (true width unknown) of an unknown gold vein grading 8 g/t Ag, 0.02% Pb, 0.02% Zn, 13.96 g/t Au, and 0.01% Cu from 91.12 m depth, at an elevation of 909 m;

  Underground hole ZKT0016 intersected a 1.01 m interval (0.79 m true width) of gold vein T1W grading 12 g/t Ag, 0.12% Pb, 0.02% Zn, 13.91 g/t Au, and 0.01% Cu from 95.26 m depth, at an elevation of 861 m;

  Underground hole ZKT1124 intersected a 2.04 m interval (1.70 m true width) of vein T2 grading 281 g/t Ag, 3.32% Pb, 0.52% Zn, 6.83 g/t Au, and 0.59% Cu from 56.78 m depth, at an elevation of 749 m; and

  Underground hole ZKT1351 intersected a 1.31 m interval (0.88 m true width) of vein T1W1 grading 7 g/t Ag, 0.02% Pb, 0.03% Zn, 6.09 g/t Au, and 0.01% Cu from 97.95 m depth, at an elevation of 836 m.

Near Surface Silver-Lead-Zinc Veins Intersected by Surface and Underground Drilling within the TLP Resource Area

Surface and underground diamond drilling tested certain blocks near the surface in the central and northeast parts of the TLP resource area, and intersected high-grade silver-lead-zinc veins T1, T2, T3 series, T4, T5, and T20. The surface holes also intersected thick mineralization in T2 and T3. Surface hole ZKTDB0605, for instance, intersected vein T3 with a true width of 7.44 m. The purpose of this drilling is to extend the resources to higher elevations within the current resource area. The aforementioned drilling also discovered T5E2, a splay and parallel vein to T5.

Highlights of the high-grade/thick silver-lead-zinc intercepts near surface at the TLP mine:

  Surface hole ZKTDB2001 intersected a 0.87 m interval (0.82 m true width) of vein T3 grading 2,871 g/t Ag, 2.47% Pb, 0.79% Zn, 0.05 g/t Au, and 1.63% Cu from 157.40 m depth, at an elevation of 1,027 m;

  Surface hole ZKTDB0608 intersected a 3.38 m interval (1.42 m true width) of vein T2W2 grading 1,052 g/t Ag, 4.38% Pb, 0.14% Zn, 0.05 g/t Au, and 0.10% Cu from 164.11 m depth, at an elevation of 1,075 m;

  Surface hole ZKTDB0605 intersected a 9.45 m interval (7.44 m true width) of vein T3 grading 168 g/t Ag, 1.41% Pb, 0.18% Zn, 0.05 g/t Au, and 0.02% Cu from 25.96 m depth, at an elevation of 1,144 m;

  Surface hole ZKTDB0601 intersected a 7.23 m interval (6.81 m true width) of vein T2 grading 133 g/t Ag, 2.63% Pb, 0.11% Zn, 0.02 g/t Au, and 0.01% Cu from 19.16 m depth, at an elevation of 1,151 m; and

  Underground hole ZKT0442 intersected a 29.93 m interval (24.51 m true width) of vein T1W1 grading 104 g/t Ag, 1.35% Pb, 0.27% Zn, 0.05 g/t Au, and 0.02% Cu from 26.72 m depth, at an elevation of 862 m.

Drilling Intersected High-Grade Silver-Lead-Zinc Veins at the Northwest Side of the Resource Area

At the northwest side of the resource area, drilling intersected high-grade silver-lead-zinc vein T33, and its parallel vein T33W3. This drilling is to support the Company’s strategy to expand the resources laterally.

Table 1: Assay results for 146 drill holes from the TLP mine

Hold ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein
ZKG0129	66.86	67.74	925	0.88	0.87	405	2.12	1.84	0.03	0.03	T16E
ZKG0302	85.58	88.70	730	3.12	2.30	235	2.34	0.28	0.08	0.04	T11
ZKG0303	62.11	62.89	779	0.78	0.72	190	0.49	0.08	0.12	0.02	T11
ZKG0305	44.89	46.00	782	1.11	1.11	1,597	14.71	0.39	0.08	0.41	T15W
ZKG0316	100.52	102.76	710	2.24	1.78	337	4.06	1.29	0.27	0.11	T11
ZKG0316	112.42	113.05	699	0.63	0.47	486	0.54	0.09	0.53	0.03	T11E1
ZKG0316	112.42	113.05	699	0.63	0.47	486	0.54	0.09	0.53	0.03	T11E1
ZKG0317	62.54	64.03	752	1.49	1.37	164	1.74	0.26	0.05	0.05	T15W
ZKG0334	173.55	174.22	629	0.67	0.66	1,608	8.25	1.41	0.11	0.08	T16
ZKG0335	248.22	249.14	619	0.92	0.70	240	15.94	1.12	0.04	0.16	T15W
ZKG0337	285.40	286.16	563	0.76	0.62	75	5.92	0.14	0.02	0.14	T14E
ZKG0339	40.05	41.35	623	1.30	1.09	444	0.16	0.09	0.37	0.01	T17W
ZKG0341	34.57	35.21	629	0.64	0.56	154	0.45	0.26	0.03	0.02	T17W
ZKG0341	110.44	111.18	582	0.74	0.62	81	1.87	0.12	0.27	0.04	T14
ZKG0342	41.58	42.10	624	0.52	0.42	2,369	2.54	1.36	3.37	0.09	T17W
ZKG0346	80.47	81.58	610	1.11	0.96	51	2.12	0.14	0.05	0.05	T15W4
ZKG0702	202.87	203.58	635	0.71	0.66	130	8.39	0.94	0.53	0.18	T11
ZKG0703	18.03	19.54	780	1.51	1.50	216	2.08	0.73	0.07	0.02	T16
ZKG0706	164.75	165.27	680	0.52	0.50	126	2.90	0.44	0.10	0.06	T14E
ZKG0712	211.32	212.68	632	1.36	1.03	2,042	36.86	6.73	0.43	0.83	T11
ZKG0813	49.46	50.76	789	1.30	1.00	240	1.38	0.58	0.05	0.08	T11
ZKG0715	170.81	171.47	723	0.66	0.53	641	1.51	0.97	0.72	0.10	T11
ZKG0814	35.87	37.12	791	1.25	1.14	154	1.86	0.20	0.05	0.03	T15
ZKG0814	52.19	52.89	787	0.70	0.65	187	0.09	0.05	0.05	0.02	T11
ZKG0828	112.88	113.49	956	0.61	0.33	934	7.81	0.82	0.02	0.33	T4
ZKG0830	86.63	88.33	956	1.70	1.18	328	1.89	0.06	0.05	0.07	T5
ZKG0832	70.64	72.04	810	1.40	0.95	994	29.33	0.77	0.05	0.11	T15W
ZKG0833	13.79	14.72	827	0.93	0.72	40	3.24	0.71	0.03	0.01	T11
ZKG0833	78.14	79.18	812	1.04	0.75	695	10.91	1.09	0.03	0.12	T15W3
ZKG0841	24.32	24.86	830	0.54	0.54	308	1.59	0.44	0.05	0.01	T16E3 [1]
ZKG0841	88.09	88.63	807	0.54	0.54	100	2.38	0.34	0.05	0.01	T14E
ZKG0843	44.97	49.65	823	4.68	4.67	264	3.34	0.16	0.05	0.05	T16E2
ZKG0843	53.68	54.63	820	0.95	0.93	118	0.74	0.08	0.05	0.02	T15W1
ZKG0843	83.02	83.97	809	0.95	0.94	151	0.78	0.30	0.05	0.02	T14E
ZKG0845	47.95	48.49	825	0.54	0.53	591	1.10	0.48	0.02	0.06	T15W1
ZKG0943	167.89	169.91	681	2.02	0.41	244	8.54	0.64	0.32	0.09	T14E
ZKG0944	172.45	173.04	680	0.59	0.56	87	10.48	1.17	0.12	0.05	T14E
ZKG1017	3.46	4.54	955	1.08	0.68	331	0.51	0.35	0.05	0.05	T16E
ZKG1018	7.71	8.67	955	0.96	0.96	660	1.24	0.32	0.05	0.05	T16E
ZKG1018	57.29	57.91	946	0.62	0.61	171	1.63	0.20	0.05	0.04	T16
ZKG1019	18.36	19.06	954	0.70	0.56	2,744	4.50	0.95	0.03	0.27	T16E
ZKG1020	1.86	2.45	955	0.59	0.53	233	0.50	0.63	0.02	0.05	T16E1
ZKG1020	86.85	88.58	915	1.73	1.64	133	1.43	0.23	0.02	0.04	T15W
ZKG1021	2.49	3.18	954	0.69	0.67	841	4.07	1.70	0.03	0.14	T16E1
ZKG1021	82.88	83.53	915	0.65	0.65	659	6.69	0.42	0.03	0.04	T15W3

ZKG1416	78.17	79.37	914	1.20	0.96	65	1.77	0.23	0.05	0.02	T15W
ZKG1417	75.43	76.89	930	1.46	1.12	459	0.66	0.08	0.14	0.13	T15W
ZKG1417	141.45	142.13	906	0.68	0.51	172	1.12	0.62	0.05	0.01	T11E
ZKG1425	116.03	117.06	948	1.03	0.53	53	5.60	0.14	0.03	0.01	T15
ZKG1805	13.32	15.06	833	1.74	1.00	118	0.85	0.10	0.05	0.03	T11E4
ZKG1805	202.36	203.05	787	0.69	0.40	172	2.04	0.75	0.05	0.04	T17
ZKG1805	281.67	282.46	768	0.79	0.70	139	0.81	0.32	0.05	0.05	T22Ea
ZKG1806	285.68	287.26	715	1.58	0.81	1,898	8.02	2.19	0.05	0.49	T22E
ZKG1806	292.38	293.54	712	1.16	1.03	108	2.28	0.27	0.02	0.02	T22E1
ZKG1807	243.27	243.89	773	0.62	0.62	108	1.28	0.43	0.03	0.25	T16
ZKG4T1601	79.56	83.59	762	4.03	2.27	1,003	8.93	0.83	0.16	0.10	T16
incl	80.28	81.54	761	1.26	0.71	2,631	20.80	1.89	0.36	0.26	T16
ZKT0015	65.82	67.35	872	1.53	1.08	77	1.89	0.10	0.07	0.02	T3
ZKT0015	71.25	72.64	870	1.39	0.98	949	0.61	0.17	0.04	0.05	T22
ZKT0016	95.26	96.27	861	1.01	0.79	12	0.12	0.02	13.91	0.01	T1W
ZKT0210	77.67	78.45	860	0.78	0.77	725	0.47	0.10	0.33	0.17	T1W1
ZKT0210	250.35	253.94	787	3.59	3.57	581	8.83	0.63	0.05	0.05	T3
ZKT0336	49.08	50.63	1,010	1.55	1.54	108	1.05	0.13	0.05	0.03	T3E
ZKT0344	57.18	61.17	981	3.99	0.63	130	0.87	0.05	0.03	0.02	T3E
ZKT0424	98.15	99.82	805	1.67	1.32	67	1.72	0.18	0.03	0.16	T1W1
ZKT0427	141.82	142.41	916	0.59	0.51	1,794	0.19	0.06	0.13	0.28	T33
ZKT0431	3.94	4.85	891	0.91	0.85	88	1.02	0.08	0.03	0.01	T23
ZKT0433	36.77	37.67	873	0.90	0.86	134	0.96	0.41	0.05	0.02	T23a
ZKT0433	122.92	125.61	829	2.69	2.05	174	0.76	0.47	0.08	0.07	T26
ZKT0442	26.72	56.65	862	29.93	24.51	104	1.35	0.27	0.05	0.02	T1W1
ZKT0443	0.00	2.01	898	2.01	0.49	183	0.72	0.16	0.05	0.03	T28
ZKT04T2801	141.74	143.47	878	1.73	1.72	751	3.36	0.40	0.07	0.25	T28
ZKT04T2802	137.53	138.50	864	0.97	0.73	41	2.80	0.26	0.05	0.01	T28
ZKT04T2803	127.27	128.40	876	1.13	0.85	90	1.35	0.08	0.03	0.04	T1W1
ZKT0811	2.74	3.68	897	0.94	0.88	141	0.12	0.25	0.05	0.02	T1W1
ZKT09C10	199.23	199.74	898	0.51	0.45	393	0.75	0.04	0.02	0.07	T35E1
ZKT1103	97.07	99.09	746	2.02	1.84	154	5.95	0.91	0.27	0.42	T3E
incl	97.07	97.58	746	0.51	0.46	467	18.46	3.25	0.88	1.34	T3E
ZKT1104	60.32	61.50	751	1.18	1.09	267	0.34	0.13	0.05	0.01	T2
ZKT1107	53.00	59.13	740	6.13	5.69	51	3.75	0.26	0.92	0.56	T2
incl	55.66	56.34	739	0.68	0.63	128	17.94	0.73	4.96	2.01	T2
ZKT1108	59.36	61.67	754	2.31	1.71	153	3.77	0.29	0.65	0.48	T2
ZKT1108	82.28	84.34	752	2.06	1.55	57	16.77	0.10	0.08	0.06	T3
ZKT1108	86.96	88.34	752	1.38	1.04	38	4.26	0.17	0.10	0.19	T3E
ZKT1108	112.81	114.02	749	1.21	0.72	287	21.83	0.61	0.99	0.22	T4
ZKT1109	61.36	62.79	773	1.43	0.97	28	2.26	0.08	0.10	0.50	T2
ZKT1110	57.79	59.42	738	1.63	1.40	62	1.18	0.08	0.11	0.75	T2
ZKT1111	68.23	70.58	736	2.35	1.75	89	4.52	0.27	0.43	0.91	T2
ZKT1111	97.17	99.98	727	2.81	2.09	351	7.42	1.90	0.60	0.73	T3E
ZKT1111	139.15	140.05	712	0.90	0.66	318	33.03	1.11	0.05	2.19	T5
ZKT1112	44.52	45.50	762	0.98	0.79	178	0.86	0.03	0.70	0.03	T2W
ZKT1113	50.36	52.22	735	1.86	1.50	22	3.21	0.07	0.12	0.32	T2
ZKT1113	96.54	97.74	713	1.20	0.97	68	0.08	0.12	0.13	1.43	T3E
ZKT1114	89.63	92.52	697	2.89	2.52	56	0.94	0.08	0.46	1.56	T3

ZKT1114	99.92	101.25	691	1.33	1.12	33	6.77	0.75	0.10	0.20	T3E
ZKT1122	73.53	74.54	698	1.01	0.85	81	1.28	0.09	0.19	0.98	T2
ZKT1123	95.68	96.79	671	1.11	0.83	25	3.04	0.03	0.21	0.14	T2
ZKT1124	56.78	58.82	749	2.04	1.70	281	3.32	0.52	6.83	0.59	T2
ZKT1124	87.99	88.50	744	0.51	0.42	400	4.05	0.45	0.51	0.13	T3
ZKT1124	93.98	94.89	743	0.91	0.78	64	1.61	0.19	0.10	0.05	T3E
ZKT1125	80.24	101.56	730	21.32	13.48	92	1.62	0.64	0.47	0.47	T3
ZKT1309	115.54	116.44	730	0.90	0.86	332	0.39	0.05	0.12	0.03	T2W
ZKT1309	130.89	135.14	723	4.25	4.06	126	3.67	0.45	0.32	0.66	T2
incl	131.72	132.76	725	1.04	0.99	814	10.47	0.15	2.41	2.04	T2
ZKT1310	137.12	140.82	724	3.70	3.44	285	6.77	1.07	0.41	0.90	T2
incl	138.96	140.82	724	1.86	1.73	515	12.66	1.90	0.69	1.73	T2
ZKT1310	169.66	170.54	716	0.88	0.82	93	0.95	0.12	0.05	0.03	T4
ZKT1311	141.70	143.34	728	1.64	1.58	172	1.91	0.16	0.48	1.78	T3
ZKT1312	54.90	55.92	742	1.02	1.00	137	0.14	0.28	0.05	0.06	T1
ZKT1312	140.06	142.06	714	2.00	1.60	96	0.65	0.27	0.37	0.60	T3
ZKT1312	169.37	170.91	704	1.54	1.40	58	1.98	0.13	0.08	0.36	T3E
ZKT1345	177.09	177.67	803	0.58	0.44	130	2.99	0.05	0.05	0.01	T16
ZKT1346	174.81	175.49	808	0.68	0.55	316	0.57	1.61	0.10	0.03	T16
ZKT1350	87.27	87.87	788	0.60	0.58	160	0.54	0.17	0.03	0.06	T22
ZKT1350	131.91	132.46	780	0.55	0.47	808	1.07	1.27	0.13	0.10	T2W
ZKT1351	97.95	99.26	836	1.31	0.88	7	0.02	0.03	6.09	0.01	T1W1
ZKT2102A	139.95	141.31	862	1.36	1.15	281	0.87	0.30	0.03	0.61	T14E
ZKT2124	71.74	72.54	820	0.80	0.79	241	2.60	0.18	0.05	0.04	T14
ZKT21T39E01	28.18	28.89	835	0.71	0.57	410	0.65	0.34	0.03	0.12	T38
ZKT2917	152.87	153.41	786	0.54	0.52	640	0.06	0.05	0.05	0.01	T39E2
ZKT2919	184.01	185.72	731	1.71	1.55	180	2.65	0.50	0.07	0.02	T39W
ZKT3109	9.32	9.91	797	0.59	0.53	148	1.74	0.08	0.08	0.01	T14E
ZKT3109	66.04	66.94	788	0.90	0.85	73	4.44	0.10	0.07	0.10	T21
ZKT3110	27.29	28.18	784	0.89	0.85	29	4.27	0.30	0.03	0.16	T14E
ZKT3111	8.69	9.34	797	0.65	0.51	21	14.23	0.63	0.05	0.01	T5
ZKT3112	53.51	54.12	770	0.61	0.40	87	2.33	0.27	0.05	3.45	T21
ZKT3710	29.13	30.64	796	1.51	0.93	105	0.27	0.75	0.69	0.05	T4
ZKT3710	42.45	43.65	795	1.20	0.94	97	1.77	0.22	0.80	0.06	T5
ZKT3712	33.97	34.82	781	0.85	0.59	111	0.19	0.77	0.68	0.02	T30
ZKT3712	79.51	80.27	759	0.76	0.58	71	9.08	0.16	0.21	0.07	T21
ZKT3727	57.25	58.09	768	0.84	0.76	39	3.30	0.11	0.17	0.01	T5
ZKT3727	87.68	88.98	752	1.30	0.87	318	0.93	0.72	4.92	0.09	T21
ZKT3728	25.83	26.43	796	0.60	0.53	298	0.33	0.06	0.14	0.02	T4
ZKT3728	29.79	30.48	796	0.69	0.61	150	0.73	0.20	0.13	0.03	T4E [1]
ZKT3728	57.58	59.25	793	1.67	1.55	389	8.98	0.58	0.13	0.03	T5
incl	58.17	59.25	793	1.08	0.89	596	13.23	0.82	0.18	0.04	T5
ZKT3729	0.00	1.08	798	1.08	1.05	323	0.18	0.15	0.10	0.02	N/A [2]
ZKT3729	6.54	7.92	795	1.38	1.27	448	0.89	0.86	0.58	0.07	T30
ZKT3729	75.89	79.92	763	4.03	3.92	38	2.19	0.13	0.07	0.02	T21
ZKT3732	0.00	1.68	798	1.68	1.42	389	0.53	0.22	0.10	0.05	T30
ZKT3732	82.75	83.92	741	1.17	0.68	58	2.80	0.17	0.13	0.03	T21
ZKT3733	2.18	2.83	796	0.65	0.61	188	0.27	0.38	0.07	0.03	T30
ZKT3734	34.72	36.55	809	1.83	0.86	108	0.25	0.17	0.99	0.02	T4

ZKT3735	3.90	4.68	798	0.78	0.61	163	0.17	0.38	0.17	0.03	T30
ZKT3736	13.69	16.11	803	2.42	1.33	435	0.31	0.23	0.04	0.01	T4W [1]
ZKT3736	43.48	45.01	811	1.53	0.84	164	0.37	0.40	0.92	0.04	T4E
ZKT4123	17.16	18.22	741	1.06	0.72	18	6.47	1.05	0.12	0.01	T20
ZKT4123	23.66	24.51	736	0.85	0.58	193	5.47	0.10	1.35	0.22	T3E
ZKT4123	51.09	54.44	714	3.35	1.69	27	3.21	0.25	0.21	0.09	T30
ZKT4311	41.66	42.58	737	0.92	0.84	40	4.66	0.26	0.15	0.62	T4
ZKT4313	0.00	4.29	756	4.29	4.06	150	3.25	0.08	0.16	0.13	T2
ZKT4315	5.99	7.07	754	1.08	0.75	70	1.41	0.09	0.20	0.06	T2
ZKT4505	14.56	15.36	752	0.80	0.74	96	2.98	0.06	4.03	0.06	T20
ZKT4505	83.27	84.09	736	0.82	0.60	90	0.66	0.82	0.73	0.04	T5a [1]
ZKT4505	87.00	90.95	735	3.95	2.89	45	1.59	0.45	0.77	0.03	T5
ZKT4506	14.60	15.29	745	0.69	0.55	28	7.07	0.03	0.18	0.10	T20
ZKT4506	36.73	38.26	728	1.53	1.21	317	24.24	0.16	0.31	0.91	T3E
ZKT4507	0.00	5.55	757	5.55	4.71	114	3.10	0.09	0.12	0.22	T2
ZKT4507	47.23	47.77	766	0.54	0.30	19	0.27	0.09	3.45	0.04	T23W
ZKT4507	53.22	57.35	768	4.13	2.31	23	0.37	0.12	2.20	0.02	T1W
ZKT4508	1.50	4.79	755	3.29	2.02	51	2.00	0.07	0.10	0.05	T2
ZKT4508	65.17	67.13	737	1.96	0.99	118	4.23	0.05	0.07	0.01	T1W
ZKT4518	13.54	14.23	749	0.69	0.65	40	2.33	0.06	0.67	0.05	T20
ZKT4518	41.87	42.79	738	0.92	0.79	16	2.90	0.08	0.04	0.08	T3E
ZKT4519	16.30	16.89	755	0.59	0.55	49	3.96	0.61	0.04	0.08	T20
ZKT4519	40.77	41.70	754	0.93	0.65	79	21.48	0.12	0.07	0.06	T31
ZKT4519	81.92	82.67	753	0.75	0.50	87	0.29	0.46	1.32	0.09	T5
ZKT4519	106.80	107.41	752	0.61	0.44	20	9.81	0.14	0.09	0.01	T21
ZKT4520	28.50	31.59	762	3.09	2.16	131	4.92	0.19	0.33	0.05	T3E
ZKT4520	77.24	78.09	772	0.85	0.42	111	7.94	0.36	0.15	0.08	T5
ZKT7T1403	118.46	119.83	1,033	1.37	1.11	71	1.65	0.13	0.03	0.02	T14
ZKT7T3E03	94.31	94.97	1,064	0.66	0.31	299	0.41	0.10	0.03	0.14	T3E
ZKT7T501	103.63	105.95	1,049	2.32	0.88	328	7.54	0.25	0.06	0.03	T14
incl	104.34	105.02	1,048	0.68	0.26	1,066	23.29	0.51	0.10	0.09	T14
ZKTDB0302	83.23	83.72	1,062	0.49	0.41	441	35.27	0.20	0.06	0.18	T1W1
ZKTDB0302	102.35	103.08	1,047	0.73	0.64	124	6.29	0.07	0.05	0.01	T1W
ZKTDB0402	165.97	167.94	1,087	0.82	1.72	476	2.02	0.63	0.03	0.04	T4
ZKTDB0402	169.56	173.35	1,085	1.28	3.66	293	2.22	0.29	0.02	0.09	T2W2
ZKTDB0601	19.16	26.39	1,151	7.23	6.81	133	2.63	0.11	0.02	0.01	T2
ZKTDB0601	42.89	46.49	1,138	3.60	3.40	121	2.28	0.13	0.14	0.04	T3E
ZKTDB0601	99.22	99.78	1,103	0.56	0.51	732	1.23	0.17	0.06	0.08	T4
ZKTDB0601	163.64	165.26	1,064	1.62	1.54	124	0.50	0.14	0.03	0.08	T5
ZKTDB0604	25.51	29.66	1,153	4.15	2.79	499	4.38	0.42	0.05	0.12	T2
ZKTDB0604	31.11	34.04	1,150	2.93	1.97	274	2.81	0.39	0.05	0.08	T3
ZKTDB0605	25.96	35.41	1,144	9.45	7.44	168	1.41	0.18	0.05	0.02	T3
ZKTDB0605	49.52	50.51	1,130	0.99	0.78	67	1.81	0.40	0.05	0.02	T3E
ZKTDB0605	185.57	186.54	1,036	0.97	0.83	12	3.50	0.07	0.05	0.01	T5
ZKTDB0607	23.50	28.01	1,147	4.51	4.03	107	0.55	0.10	0.05	0.01	T2
ZKTDB0607	30.19	35.44	1,141	5.25	4.70	72	3.08	0.08	0.05	0.02	T3
ZKTDB0607	46.99	47.71	1,130	0.72	0.64	126	0.58	0.16	0.05	0.01	T3E
ZKTDB0608	29.90	41.98	1,145	12.08	7.83	119	1.29	0.20	0.05	0.02	T3
ZKTDB0608	143.45	144.06	1,086	0.61	0.39	838	1.70	0.42	0.05	0.11	T4

ZKTDB0608	164.11	167.49	1,075	3.38	1.42	1,052	4.38	0.14	0.05	0.10	T2W2
ZKTDB0610	21.69	27.21	1,153	5.52	4.57	106	2.88	0.24	0.10	0.01	T2
ZKTDB0610	134.93	137.27	1,097	2.34	1.44	754	1.74	0.16	0.03	0.13	T4
ZKTDB0611	16.79	22.36	1,156	5.57	5.32	95	3.97	0.18	0.03	0.01	T2
ZKTDB0611	63.69	64.71	1,135	1.02	0.96	87	2.68	0.91	0.03	0.04	T3E2
ZKTDB1101	23.83	33.19	1,093	9.36	9.17	67	2.02	0.27	0.05	0.05	T3
ZKTDB1103	17.67	18.79	1,088	1.12	0.97	80	3.28	0.34	0.05	0.07	T2
ZKTDB1512	204.80	206.34	990	1.54	0.48	338	0.39	0.15	0.05	0.03	T33W3
ZKTDB1514	185.67	186.23	983	0.56	0.49	188	1.18	0.09	0.03	0.02	T2
ZKTDB2001	157.40	158.27	1,027	0.87	0.82	2,871	2.47	0.79	0.05	1.63	T3
ZKTDB2002	210.99	211.69	953	0.70	0.67	140	1.16	0.12	0.05	0.02	T3
ZKTDB2003	95.80	96.59	1,092	0.79	0.77	277	0.21	0.08	0.02	0.03	T2
ZKTDB2003	139.49	141.59	1,068	0.83	2.09	207	0.74	0.12	0.02	0.03	T3
ZKTDB3101	228.58	231.83	836	3.25	3.15	194	1.44	0.27	0.07	0.03	T5E1
ZKTDB3301	135.35	136.27	893	0.92	0.76	137	1.19	0.19	0.05	0.02	T4
ZKTDB3501	184.29	185.84	851	1.55	1.32	187	1.64	0.19	0.03	0.01	T31W
ZKTDB3501	197.22	198.17	841	0.95	0.81	76	3.71	0.81	0.03	0.00	T20
ZKTDB3502	113.29	113.96	873	0.67	0.60	250	0.50	0.08	0.04	0.02	T3E
ZKTDB3502	127.31	128.53	863	1.22	1.03	998	1.45	0.78	0.33	0.05	T4
ZKTDB3502	180.59	181.34	823	0.75	0.63	62	3.76	0.15	0.15	0.01	T5E2 [1]
ZKTDB3502	195.20	196.10	812	0.90	0.76	112	1.04	0.25	0.03	0.00	N/A
ZKTDB3502	199.99	200.85	809	0.86	0.73	154	0.65	0.19	0.45	0.03	N/A
ZKTDB3503	195.57	196.75	836	1.18	1.14	290	2.34	0.28	0.02	0.02	T31W1E
ZKTDB3503	213.60	214.16	825	0.56	0.52	356	3.69	0.21	0.03	0.01	T20
ZKTDB3504	91.12	92.58	909	1.46	N/A [3]	8	0.02	0.02	13.96	0.01	N/A [2]
ZKTDB3701	98.50	99.25	881	0.75	0.70	153	1.41	0.23	0.05	0.01	T2
ZKTDB3701	192.81	194.23	814	1.42	1.22	677	1.75	1.08	0.18	0.04	T20
ZKTDB3702	206.66	207.53	848	0.87	0.82	49	5.25	0.83	0.05	0.01	T20
ZKTDB3901	110.70	112.51	874	1.81	1.55	147	0.39	0.03	0.10	0.04	T2
ZKTDB3901	114.61	117.38	871	2.77	2.68	90	0.51	0.08	0.28	0.01	T3
ZKTDB3901	174.85	177.01	829	2.16	2.01	38	2.63	0.11	0.04	0.03	T4
ZKTDB4101	128.55	133.56	852	5.01	4.75	143	2.09	0.11	0.05	0.07	T1
ZKTDB4101	189.79	192.46	813	2.67	2.35	41	2.28	0.18	0.29	0.03	T20
ZKTDB4102	129.08	137.71	852	8.63	8.20	183	1.20	0.26	0.11	0.07	T1
ZKTDB4103	110.74	111.55	871	0.81	1.59	280	0.72	0.18	0.03	0.01	T3
ZKTDB4301	84.10	85.42	884	1.32	1.23	23	0.12	0.07	3.21	0.01	T31
[1]	New veins.
[2]	New unnamed veins.
[3]	Thickness unknown.

Tunneling Programs at the TLP Mine

A total of 6,982 m of exploration tunnels were developed at the TLP mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures (Tables 2 and 3).

Table 2: Summary of the tunneling programs at the TLP mine

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
T1W1, T2, T2E, T2W1, T5, T11, T14, T14E, T15E, T15W, T15W2, T16, T16E, T16W, T17, T17E, T17W, T22E, T22W, T23, T31W, T33E1, T33E3	500-1050	6,982	3,062	4,932	2,213	0.66	255	3.53	0.47

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 125 g/t at the TLP mine
(Formula used for AgEq calculation: AgEq = Ag g/t + 33.82 * Pb% ).

Table 3: Selected mineralized zones exposed by drift tunneling at the TLP mine

Tunnel ID	Vein	Elevation (m)	Length (m)	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
PD730-T1W1-560-15NYM	T1W1	560	120	75	0.41	646	1.57	1.56
PD730-T2E-716-7SYM	T2E	716	20	20	0.97	247	3.92	0.37
PD1050-T5-1050-6NYM	T5	1050	104	80	0.75	198	2.53	0.36
PD930-T11-930-6NYM	T11	930	35	25	0.60	369	3.81	0.19
PD930-T11-930-6SYM	T11	930	30	30	0.83	141	2.78	0.23
PD890-T11-890-4SYM	T11	890	125	80	0.62	333	3.81	0.35
PD820-T11-755-8CCLJ	T11	755	35	20	0.76	468	3.59	0.21
PD820-T11-755-8CCNYM	T11	755	32	32	0.76	516	3.16	0.22
PD820-T11-600-3NYM	T11	600	280	95	0.87	56	4.78	0.54
PD820-T14-600-1NYM	T14	600	160	45	0.89	139	3.99	0.52
PD820XPD-T14-600-16NYM	T14	600	25	25	0.74	188	3.21	0.23
PD820XPD-T14-500-15NYM	T14	500	85	45	0.54	30	5.60	0.25
PD846-T15-846-12NYM	T15E	846	28	28	0.70	426	4.56	0.33
PD930-T15W-930-12CCWM	T15W	930	35	15	0.73	481	3.33	0.67
PD820-T15W-820-12SYM	T15W	820	50	45	0.53	288	4.79	0.36
PD820-T15W-820-12NYM	T15W	820	45	45	0.77	286	5.37	0.44
PD820-T15W-755-8NYM	T15W	755	16	16	0.47	883	4.93	0.20
PD820XPD-T15W-550-0NYM	T15W	550	75	75	0.53	30	3.92	0.35
PD846-T15W-846-12SYM	T15W2	846	125	60	0.49	436	2.92	0.49
PD800-T16-800-23SYM	T16	800	76	60	0.83	262	1.37	0.55
PD820XPD-T16-550-4NYM	T16	550	250	105	0.75	68	5.23	0.83
PD820-T16W-820-14SYM	T16W	820	20	20	0.86	1,011	4.45	1.32
PD890-T17-890-1SYM	T17	890	95	65	0.70	251	1.47	0.46
PD820XPD-T17W-550-4SYM	T17W	550	125	70	0.77	212	3.86	0.22
PD730-T2-665-23SYM	T22E	665	50	40	0.98	51	3.12	0.22
PD820-T22E-650-14SYM	T22E	650	95	60	1.04	185	4.20	0.22
PD820XPD-T23-510-11SYM	T23	510	45	40	1.44	382	2.70	2.04
PD890-T31W-890-31NYM	T31W	890	45	43	0.47	620	1.19	0.44
PD890-T31W-890-31SYM	T31W	890	31	31	0.49	1,460	6.95	1.11
PD960-T33E1-990-13SYM	T33E1	990	100	50	0.56	369	5.75	0.16
PD730-T33E3-510-19SYM	T33E3	510	145	30	0.59	486	2.47	0.26

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (“AAS”), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (“Ying Lab”) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (“QA/QC”) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.